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                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-09032                                                              April 30, 2004
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      STI Classic Variable Trust
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4. Address of principal executive office (number, street, city, state, zip code):

     3435 Stelzer Road, Columbus, Ohio 43219-8001
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             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
  STI Classic Variable Trust:

  We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about STI Classic Variable Trust (the "Trust") (consisting of Capital Appreciation Fund, Growth and Income Fund, Mid-Cap Equity Fund, Small Cap Value Equity Fund, Value Income Stock Fund and Investment Grade Bond Fund separately managed portfolios of the STI Classic Variable Trust) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 30, 2004. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

  Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2004, and with respect to agreement of security purchases and sales, for the period from March 19, 2004 (the date of our last examination) through April 30, 2004:

  - For all securities shown on the safekeeping reports of SunTrust Bank as of April 30, 2004 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by the Trust), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Federal Reserve Bank and The Depository Trust Company). For a sample of securities on the safekeeping reports of SunTrust Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved;

  - Confirmation of all securities out for transfer with brokers, and/or transfer agents, or alternative procedures;

  - Reconciliation of all such securities to the books and records of the Trust and SunTrust Bank;

  - We confirmed all repurchase agreements shown on the books and records of the Trust as of April 30, 2004 with brokers, noting agreement of quantity and description.

  - Agreement of 12 security purchases and 12 security sales or maturities since our last report from the books and records of the Trust to broker confirmations;

  We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

  In our opinion, management's assertion that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

  This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

  /s/ PricewaterhouseCoopers LLP

  Philadelphia, Pennsylvania
  July 26, 2004

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of STI Classic Variable Trust (the "Trust") (consisting of Capital Appreciation Fund, Growth and Income Fund, Mid-Cap Equity Fund, Small Cap Value Equity Fund, Value Income Stock Fund and Investment Grade Bond Fund separately managed portfolios of the STI Classic Variable Trust), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 30, 2004, and from March 19, 2004 through April 30, 2004.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2004, and from March 19, 2004 through April 30, 2004, with respect to securities reflected in the investment account of the Trust.

STI Classic Variable Trust
July 26, 2004

/s/ Douglas Phillips
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Douglas Phillips
President and CEO of Trusco Capital Management

/s/ Deborah Lamb
---------------------------------------------------------------
Deborah Lamb
Vice President and Assistant Secretary of STI Classic Funds and
STI Classic Variable Trust

/s/ John Stockinger
---------------------------------------------------------------
John Stockinger
Senior Vice President, SunTrust Bank